UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Anchor Bancorp
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

032838104
(CUSIP Number)

JOEL S. LAWSON
2040 Grubbs Mill Road
Berwyn, Pennsylvania 19312
(610) 306-3123

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 032838104

1	NAME OF REPORTING PERSON Joel S. Lawson IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 225,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 032838104

The following constitutes Amendment No. 6 the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 8, 2015, the Reporting Person entered into a standstill agreement (the “Standstill Agreement”) with the Issuer and Varonica S. Ragan, the Issuer’s newly appointed director.  Ms. Ragan was recommended by the Reporting Person for appointment to the Issuer’s Board of Directors (the “Board”) pursuant to that certain Annual Meeting Agreement entered into between the Issuer and the Reporting Person on October 21, 2015 in connection with the Issuer’s 2015 Annual Meeting of Shareholders (the “Annual Meeting Agreement”).  The Standstill Agreement supplements the Annual Meeting Agreement, which was attached as Exhibit 99.1 to Amendment No. 5 to the Schedule 13D filed by the Reporting Person on October 23, 2014.  Pursuant to the Annual Meeting Agreement, Ms. Ragan will serve as the Chairman of the Board’s newly established Strategic Planning Committee.

Pursuant to the Standstill Agreement, Ms. Ragan’s appointment to the Board and to the Board of Directors of the Issuer’s financial institution subsidiary, Anchor Bank (the “Bank”), commenced on December 9, 2015.  The Standstill Agreement is effective until thirty (30) days before the date that shareholder nominations of directors are due to be submitted for the Issuer’s 2016 Annual Meeting of Shareholders (the “Standstill Period”).  During the Standstill Period, the Reporting Person and its affiliates have agreed not to, among other things, solicit proxies in opposition to any recommendations or proposals of the Board, initiate or solicit shareholder proposals or seek to place any representatives on the Board (other than any substitute director), oppose any proposal or director nomination submitted by the Board to the Issuer’s shareholders, vote for any nominee to the Board other than those nominated or supported by the Board, seek to exercise any control or influence over the management of the Issuer or the Boards of Directors of the Issuer or the Bank, propose or seek to effect a merger or sale of the Issuer, or initiate litigation against the Issuer.  Pursuant to the Standstill Agreement, the Reporting Person, Ms. Ragan and the Issuer also entered into a Non-Disclosure Agreement, which is attached as Exhibit A to the Standstill Agreement. The foregoing description of the Standstill Agreement is qualified in its entirety by reference to the Standstill Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 2,500,000 Shares outstanding as of November 12, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

As of the close of business on the date hereof, the Reporting Person beneficially owned 225,000 Shares, constituting approximately 9.0% of the Shares outstanding.

(b)           The Reporting Person possesses the sole power to vote and dispose of the Shares beneficially owned by him.

(c)           The Reporting Person has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D by the Reporting Person.

CUSIP NO. 032838104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 8, 2015 the Reporting Person, the Issuer and Ms. Ragan entered into the Standstill Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Standstill Agreement by and among Joel S. Lawson IV, Anchor Bancorp and Varonica S. Ragan, dated December 8, 2015.

CUSIP NO. 032838104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2015

/s/ Joel S. Lawson IV
Joel S. Lawson IV